Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND JUNE 30, 2021

The following discussion and analysis of the results of BOS Better Online Solutions Ltd. (sometimes referred to herein as, “BOS”, the “Company”, “we”, “us” or “our’) should be read in conjunction with our interim condensed consolidated financial statements as of and for the six months ended June 30, 2022, appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2021 appearing in our Annual Report on Form 20-F for the year ended December 31, 2021 and Item 5—“Operating and Financial Review and Prospects” of that Annual Report.

Forward-Looking Statements

Statements in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the United States Federal securities laws that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate”, “believe”, “estimate”, “expect”, “plan”, “intend”, “should”, “predict”, “potential”, “opinion” or the negative of these terms or similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, as well as those discussed elsewhere in that Annual Report and in our other filings with the Securities and Exchange Commission.

Overview

BOS is a global provider of Intelligent Robotics and Supply Chain solutions for enterprises, and manages its business in three reportable divisions: the Intelligent Robotics Division, the RFID Division and the Supply Chain Division.

Results of Operation

Revenues for the six months ended June 30, 2022 were $21.14 million, compared to $16.56 million in the six months ended June 30, 2021. The increase is mainly attributed to the Supply Chain division.

Gross profit for the six months ended June 30, 2022 amounted to $4.48 million (a gross margin of 21.1%), compared to $3.28 million (a gross margin of 19.8%) for the six months ended June 30, 2021.

Sales and marketing expenses for the six months ended June 30, 2022 were $2.38 million or 11.2% of revenues compared to $1.93 million or 11.6% of revenues in the six months ended June 30, 2021.

General and administrative expenses for the six months ended June 30, 2022 were $1 million, compared to $0.88 million in the six months ended June 30, 2021.

Operating income in the six months ended June 30, 2022 amounted to $1 million, compared to an operating income of $0.36 million in the six months ended June 30, 2021.

Financial expenses for the six months ended June 30, 2022 were $529,000, compared to $98,000 in the six months ended June 30, 2021. This increase in expenses is attributed to foreign exchange differences between the Israeli NIS and the US dollar.

Net income in the six months ended June 30, 2022 amounted to $472,000, compared to a net income of $264,000 in the six months ended June 30, 2021. On a per share basis, the basic and diluted net income per share in the six months ended June 30, 2022 was $0.09, compared to a $0.05 net loss per share in the six months ended June 30, 2021.

Liquidity and Capital Resources

As of June 30, 2022, we had $317,000 in long-term bank loans, and current maturities of $573,000. Cash and cash equivalents as of June 30, 2022 amounted to $1.1 million.

On May 2, 2022, the Company entered into a definitive agreement with several investors for the sale of 450,000 ordinary shares and 225,000 warrants that are exercisable into the same number of ordinary shares, for a total gross amount of $990,000 or $911,000 net of incremental and direct issuance expenses. The warrants have an exercise price of $2.2 per ordinary share and are exercisable over a five-year term.

The Company had a positive working capital of $9.4 million as of June 30, 2022, and it is the Company’s opinion that the current working capital is sufficient for the Company’s present requirements. Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit terms, and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. As of June 30, 2022, our trade receivables’ and trade payables’ aging days were 85 and 80 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, and (b) directors’ and officers’ indemnities, in excess of the proceeds received from liability insurance, which we obtain.

Cash Flows

Net cash used in operating activities in the six months ended June 30, 2022 was $331,000, compared to $498,000 in the six months ended June 30, 2021.

Net cash used in investing activities in the six months ended June 30, 2022 amounted to $1.05 million. Net cash used in investing activities in the six months ended June 30, 2021 amounted to $246,000. On March 9, 2022, the company’s RFID division acquired the assets of the Dagesh Ltd. which provides inventory counting services in Israel, mainly for retail stores. In consideration for the acquisition, BOS shall pay NIS 2.3 million (approximately $700,000) of which NIS 1.5 million were paid at the closing, NIS 700,000 were paid in April 2022, and NIS 100,000 shall be paid by March 2023.

On May 9, 2022, the Company entered into an agreement to purchase 546 square meters of offices, 495 square meters of warehouse space and nine parking spaces in Rishon Lezion. The purchased real estate is part of the facilities leased by BOS in Rishon Lezion. BOS shall pay for this acquisition NIS 6.5 million (approximately $1.9 million). On May 9, 2022, BOS paid an advance payment of $650,000.

Net cash provided by financing activities in the six months ended June 30, 2022 was $514,000, compared to $1.64 million in the six months ended June 30, 2021.

On May 2, 2022, the Company entered into a definitive agreement with several investors for the sale of 450,000 units, each consisting of one ordinary share and one half warrant to purchase an ordinary share, at a unit purchase price of $2.2. The warrants have an exercise price of $2.2 per ordinary share and are immediately exercisable into ordinary shares over a five-year term. The sale was made in a registered direct offering for a total gross amount of $990 or $911 net of incremental and direct issuance expenses.

On January 4, 2021, the Company entered into a definitive agreement with several institutional investors for the sale of 800,000 units, each consisting of one ordinary share and 0.9 of a warrant to purchase an ordinary share at a combined purchase price of $2.5. The warrants have an exercise price of $2.75 per share and are immediately exercisable into ordinary shares over a five-year term. The sale was made in a registered direct offering for a total gross amount of $2,000 or $1,841 net of incremental and direct issuance expenses.